July 31, 2018

Barbara C. Jacobs, Assistant Director

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:        TipMeFast, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed July 19, 2018

File No. 333-222880

Dear Ms. Jacobs:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We are reissuing prior comment 1. Include a discussion of the March 31, 2018 interim results and changes in financial condition since December 31, 2017 as required by Item 303(b) of Regulation S-K.

Discussion Included.

Notes to the Audited Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-6

5.	We note your response to prior comment 5. Please remove the remaining reference to the Trust account with your attorney from your “Cash and Cash Equivalents” disclosures.

Removed.

Sincerely,

/s/ Raid Chalil

Raid Chalil, President

cc: Frank Knapp, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Michael Foland, Attorney-Advisor